

April 16, 2021

Keith L. Horn
Chief Executive Officer
Forest Road Acquisition Corp.
1177 Avenue of the Americas, 5th Floor
New York, NY 10036

> **Re: Forest Road Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 31, 2021**
> **File No. 333-253136**

Dear Mr. Horn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Background of the Business Combination, page 112

1. We note your revised disclosure in response to our prior comment 11 and reissue our comment in part. Please provide a summary of the financial, business, and legal due diligence questions that arose during your diligence meetings and disclose the concerns with respect to each item. In this regard, we note you currently list only the general categories of diligence done but do not disclose any specific material inquiries.

2. We reissue our prior comment 13 in part. Please identify the name of the professional advisor Forest Road engaged on December 17, 2020 to conduct certain tax, accounting and IT diligence matters, and please clarify if and how the roles of Guggenheim Securities and Greenhill differed in acting as financial advisors to Forest Road. Please also tell us

whether any reports and presentations mentioned in this section fall within the purview of Item 4(b) of Form S-4, and if so, revise your disclosure to state as much and provide the information required by Item 4(b) of Form S-4.

3. We note your revised disclosure in response to our prior comment 12 that Forest Road did not change its view of the $2.9 billion enterprise valuation after reviewing information regarding the December Sale and the assumed $1.5 billion valuation in that transaction. Please discuss how and why Forest Road came to that conclusion.

4. Please include a more detailed discussion of how Forest Road arrived at the $2.9 billion enterprise valuation for the Target Companies. In this regard, we note your disclosure that you considered multiple valuation methods, market multiples for generally comparable companies, and "other information previously discussed with Guggenheim." It also appears that the Board took into account the valuation "relative to publicly listed companies and recent precedent transactions in the private market with certain characteristics comparable to Beachbody." Please discuss the specific valuation methods that were ultimately relied upon, any specific companies compared, and the actual metrics for such comparison.

Certain Projected Financial Information, page 125

5. We note that your response letter indicates Myx's financial projections are included on pages 122 and 125, yet it does not appear such disclosure was included. Please revise to include such projections or tell us why you do not believe it is necessary to do so.

Certain Benefits of the Company's Directors and Officers and Others in the Business Combination, page 126

6. We note your revised disclosure in response to our prior comment 6 and reissue our comment in part. Please include a discussion of Raine's interests in the transaction arising from its role as Beachbody's financial advisor, given its position as a stockholder of Beachbody and purchaser of Beachbody shares in the December Sale. We also note you have included disclosure regarding certain benefits of Forest Road's directors and officers and others in the business combination. Please include comparable disclosure for the directors and officers of Beachbody and Myx. Refer to Item 18(a)(5)(i) of Form S-4.

Business of Beachbody, page 191

7. We note your revised disclosure in response to our prior comment 18 that you use DAU/MAU and the number of streams to support your statement that you have some of the most successful programs in the fitness industry. To put these internal numbers in context, please disclose what the industry standards are for each metric and further clarify whether "streams" is calculated the same as Total Streams, which is defined elsewhere in your filing.

8.   We note your revised disclosure in response to our prior comment 20 that you believe that the pricing of the Myx products and subscriptions is less than its significant competitors. Please revise to also include a comparison for the classes offered by Beachbody.

Description of Securities, page 258

9.   You disclose in this section that the Class X Common Stock is not entitled to dividends and that the Class A Common Stock has a liquidation preference over the Class X, yet the proposed charter filed as Annex B-1 and the disclosure elsewhere in your filing provide that the Class X Common Stock has the same economic rights as the Class A Common Stock and that liquidating distributions will be distributed pro rata. Please revise for consistency.

The Beachbody Company Group, LLC Consolidated Financial Statements
Consolidated Statements of Mezzanine Equity and Members' Equity, page F-26

10.   We have reviewed your response to comment 28 and the revisions to your financial statements to correct the error. Please revise your 2019 financial statements to label them as restated and provide the disclosures required by ASC 250-10-50-7.

1. Organization, Business and Summary of Accounting Policies
Segments, page F-38

11.   We are still reviewing your response to comment 29 and may have additional comments.

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Trade & Services

cc: Tamar Donikyan